SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
SMC
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

Item 16.1

September 23, 2015

Securities and Exchange Commisison
100 F. Street, N.E.
Washington, D.C. 20549-6561

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated September 23, 2015, of Grow Condos, Inc. and are in agreement with the statements contained therein, except for paragraph 5, for which we have no basis to agree or disagree with the statements of the registrant contained therein.

Respectfully,

Semple, Marchal & Cooper, LLP

Semple, Marchal & Cooper, LLP

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